SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EVOLVING SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

30049R 10 0

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049R 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George A. Hallenbeck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,370,200

	6.	Shared Voting Power 100,000

	7.	Sole Dispositive Power 1,014,500

	8.	Shared Dispositive Power 100,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,470,200 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 11.05%

(1) The reported number includes 50,000 options held by George A. Hallenbeck which are exercisable on March 1, 2003, as a result of an option grant dated December 5, 2001, for 200,000 options which vests in 16 quarterly installments.  The reported number also includes 100,000 shares of stock which are held in the George A. Hallenbeck  Irrevocable Trust, of which Mr. Hallenbeck’s wife is trustee.   Mr. Hallenbeck disclaims beneficial ownership of such shares.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacquie Hallenbeck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 355,700

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.67%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Evolving Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices 9777 Mt. Pyramid Court Englewood, Colorado 80112

Item 2.
	(a)	Name of Person Filing George A. Hallenbeck, on his own behalf and on behalf of Jacquie Hallenbeck (see the Joint Filing Agreement attached hereto as Exhibit A).
	(b)	Address of Principal Business Office or, if none, Residence c/o Evolving Systems, Inc. 9777 Mt. Pyramid Court Englewood, CO 80222
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 30049R 10 0

Item 3.	N/A
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: George A. Hallenbeck: 1,470,200(2) Jacquie Hallenbeck: 355,700

(2) The reported number includes 50,000 options held by George A. Hallenbeck which are exercisable on March 1, 2003, as a result of an option grant dated December 5, 2001, for 200,000 options which vests in 16 quarterly installments.  The reported number also includes 100,000 shares of stock which are held in the George A. Hallenbeck  Irrevocable Trust, of which Mr. Hallenbeck’s wife is trustee.   Mr. Hallenbeck disclaims beneficial ownership of such shares.

(b)	Percent of class: George A. Hallenbeck: 11.05% Jacquie Hallenbeck: 2.67%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: George A. Hallenbeck: 1,370,200 Jacquie Hallenbeck: None
(ii) Shared power to vote or to direct the vote: George A. Hallenbeck: 100,000 Jacquie Hallenbeck: None
(iii) Sole power to dispose or to direct the disposition of: George A. Hallenbeck: 1,014,500 Jacquie Hallenbeck: 355,700
(iv) Shared power to dispose or to direct the disposition of: George A. Hallenbeck: 100,000 Jacquie Hallenbeck: None

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/03
Date
/s/ George A. Hallenbeck
Signature
George A. Hallenbeck
Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees and consents to the execution and joint filing on his or her behalf by George A. Hallenbeck of this Schedule 13G regarding beneficial ownership of Common Stock of Evolving Systems, Inc. as of December 31, 2002.

/s/ George A. Hallenbeck
George A. Hallenbeck

/s/ Jacquie Hallenbeck
Jacquie Hallenbeck